SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES
MORE
 ROUTE AND FLIGH
T CUTS AT DUBLIN AS
GOVT
OWNED
IAA RAISES FEES
 12%

Ryanair
, Ireland's largest airline
,
 today (16
th
 Mar
 09
)
 announced a
further
series of
route, flight and frequency cuts at Dublin Airport from July, as the impact of the €10 tourist tax and other Government price hikes cause
 numbers

at Dublin
to
decline
 - down 12% in February alone
.
Ryanair
 confirmed that these
latest
cuts were being implemented
in response to the
 decision
of
 the Government owned Irish Aviation Authority to increase ATC charges by 12%
 this
summer
, at
more than 12 times the rate of
inflation.

From July 2009 Ryanair will close four routes from Dublin to Basel, Doncaster, Oporto and Teesside, and reduce frequencies on eight more routes from Dublin to Aberdeen, Biarritz, Billund, Bournemouth, Carcassonne, East Midlands, Malaga and Rome (Ciampino). These cuts will result in one additional based aircraft (five in total) being switched from high cost Dublin Airport to a low cost Ryanair European base in July
.

Ryanair
's
latest
cuts

at
Dublin
 for summer 2009
will
see
:

  A

  22% cut
  in
  Dublin
   based aircraft (from
  22 to 17
  ).
  A
  20% cut in weekly rotation
  s
  (
  from
  over
  700
   to under

  600
  )
  .
  A
  23
  % drop
  in
  Ryanair
  's
  Dublin
   traffic (
  10.8m to 8.3
  m pax in 2009/10
  )
  .

  The loss of
  50
  Dublin
   based

  jobs
  (
  250
  in total)
  .
  Further cuts in
  Ryanair
  's
  Dublin
   winter schedule will be announced later.

Announcing these further
Dublin
 cuts today, Ryanair's Michael O'Leary said:

"This latest 12% increase in Government owned ATC charges at
Dublin

Airport

is another
 nail in the coffin of Irish tourism.
 These increases have been rubber-stamped yet again by

Ireland
's
useless
Aviation Regulator, Cathal Guiomard
,
 proving again how
 useless
 he is
 and
that he
should be sacked. How can
any regulator
approve a 12% increase in ATC charges in a year when inflation will be negative
?
  This
 is impossible to justify.

"
These IAA increases show
 that this gutless Government has no interest in Irish tourism.
  Over the last three months
 traffic at Dublin Airport has declined by 12%,
with 500,000 fewer passengers,
and this collapse will get worse from April when the Government €10 travel tax and these IAA increases come
 in.

"These massive Government cost increases prove that this Government is devastating
 the tourism industry. Already this year the DAA has increased airport charges, increase
d
 wheelchair charges, is double charging for kiosk installation and now the Government and its clueless Regulator
allows the
IAA to raise ATC charges by 12%, when inflation is at 0%.

"At a time when Governments and airports all over
Europe
 are
reducing
 costs in order to stimulate tourism, the Irish Government is raising costs and introducing taxes which can only damage tourism. Ryanair calls again on the Irish Government to promote tourism by scrapping the travel tax and sacking
 Cathal Guiomard, the
 useless and incompetent
Aviation R
egulator
.
"

CANCELLED
Basel
Doncaster
Oporto
Teesside

REDUCTIONS
Aberdeen
Biarritz
Billund
Bournemouth
Carcassonne
East Midlands

For further information
please contact:

Stephen McNamara

    Pauline
McAlester

                         Ryanair Ltd

Murray
 Consultants

                         Tel: +353-1-8121212

    Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  16 March 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director